Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2007	2006	2005
EARNINGS PER SHARE (000’s, except per share data)
Net Income	$8,746	$8,033	$8,553
Less: Dividend Requirements on Preferred Stock	136	133	156

Net Income Applicable to Common Stock	$8,610	$7,900	$8,397

Average Number of Common Shares Outstanding—Basic	5,659	5,597	5,551
Dilutive Effect of Stock Options and Restricted Stock	13	15	17
Average Number of Common Shares Outstanding—Diluted	5,672	5,612	5,568
Earnings Per Share—Basic	$1.52	$1.41	$1.51
Earnings Per Share—Diluted	$1.52	$1.41	$1.51